# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### October 21, 2009

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### CSG Systems International, Inc.

### File No. 000-27512 - CF#23734

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       CSG Systems International, Inc. submitted an application under Rule 24b-2 requesting extension of a prior grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 5, 2005.

       Based on representations by CSG Systems International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

              Exhibit 10.20D         through December 31, 2012

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

              Maryse Mills-Apenteng
              Special Counsel